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                                Filed by: WellPoint Health Networks Inc.
                                pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934.

                                Subject Company: RightCHOICE Managed Care, Inc. Commission File Number: 001-15907

Cautionary Statements:

This filing may be deemed to be solicitation material with respect to the proposed transaction between RightCHOICE Managed Care, Inc. and WellPoint. In connection with the proposed transaction, WellPoint has filed with the SEC a final proxy statement-prospectus, dated December 7, 2001, regarding the proposed transaction. The final proxy statement-prospectus has been sent to the stockholders of RightCHOICE seeking their approval of the proposed transaction. Stockholders of RightCHOICE are encouraged to read the final proxy statement-prospectus because it contains important information about the proposed transaction. The final proxy statement-prospectus and all other documents filed by RightCHOICE or WellPoint with the SEC are available for free both on the SEC's web site (www.sec.gov) and from RightCHOICE's and WellPoint's respective corporate secretaries. RightCHOICE and its directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of RightCHOICE's directors and executive officers is included in the final proxy statement-prospectus.

Certain statements contained in this filing are forward-looking statements. Actual results could differ materially due to, among other things, operational and other difficulties associated with integrating acquired businesses, nonacceptance of managed care coverage, business conditions and competition among managed care companies, rising health care costs, trends in medical loss ratios, health care reform, delays in receipt of regulatory approvals for pending transactions and other regulatory issues. Additional risk factors are listed from time to time in WellPoint's various SEC reports, including, but not limited to, WellPoint's Annual Report on Form 10-K for the year ended December 31, 2000.
                                      ***

The following press release was issued by WellPoint Health Networks Inc. on December 21, 2001.
                                      ***
FOR IMMEDIATE RELEASE                                          December 21, 2001
---------------------

Media Contact:  John Cygul, (805) 557-6789


              WELLPOINT HEALTH NETWORKS SCHEDULES CONFERENCE CALL
                  AND WEBCAST TO REVIEW 2002 FINANCIAL OUTLOOK

THOUSAND OAKS, Calif. - WellPoint Health Networks Inc. (NYSE:WLP) today announced it has scheduled a conference call for 4:30 p.m. EST on January 3, 2002 to review its financial outlook for 2002.

David Colby, WellPoint's executive vice president and chief financial officer, will discuss the quarterly earnings expectations for next year. "Based on our current operational assumptions and general economic conditions, we are comfortable with full year 2002 earnings per share estimates in the $7.70 to $7.75 range, which includes the impact of FASB 142," said Colby.

The conference call can be accessed by dialing 800-621-5170, reservation 20156240. International participants can access the call by dialing 212-346-6420, reservation 20156240. Investors, analysts and the general public are also invited to listen to the conference call free over the Internet by visiting WellPoint's website at www.wellpoint.com and clicking on "Investor Information." To listen to the live webcast, please visit the WellPoint website at least 20 minutes early (to download and install any necessary audio software). Individuals who listen to the call will be presumed to have read WellPoint's Annual Report on Form 10-K for the year ended December 31, 2000 and Quarterly Report on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001, and September 30, 2001, including the discussion under the caption "Factors That May Affect Future Results of Operations."

WellPoint Health Networks Inc. serves the health care needs of approximately 10 million medical and more than 44 million specialty members through Blue Cross of California, Blue Cross Blue Shield of Georgia and UNICARE. The Company offers a broad spectrum of quality network-based health products including open access PPO, POS and hybrid products, HMO and specialty products. Specialty products include pharmacy benefit management, dental, utilization management, vision, mental health, life and disability insurance, long term care insurance, flexible spending accounts, COBRA administration, and Medicare supplements.

                                     # # #

Cautionary Statements:
Certain statements contained in this press release are forward-looking statements. Actual results could differ materially due to, among other things, operational and other difficulties associated with integrating acquired businesses, nonacceptance of managed care coverage, business conditions and competition among managed care companies, rising health care costs, trends in medical loss ratios, health care reform, delays in receipt of regulatory approvals for pending transactions and other regulatory issues. Additional risk factors are listed from time to time in the Company's various SEC reports, including, but not limited to, the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

This press release may be deemed to be solicitation material with respect to the proposed transaction between RightCHOICE Managed Care, Inc. and WellPoint. In connection with the proposed transaction, WellPoint has filed with the SEC a final proxy statement-prospectus regarding the proposed transaction. The final proxy statement-prospectus has been sent to the stockholders of RightCHOICE seeking their approval of the proposed transaction. Stockholders of RightCHOICE are encouraged to read the final proxy statement-prospectus because it contains important information about the proposed transaction. The final proxy statement-prospectus and all other documents filed by RightCHOICE or WellPoint with the SEC are available for free both on the SEC's web site (www.sec.gov) and from RightCHOICE's and WellPoint's respective corporate secretaries. RightCHOICE and its directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of RightCHOICE's directors and executive officers is included in the final proxy statement-prospectus.